TRIBE PILOT, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018, AND 2019

Tribe Pilot Inc.
Balance Sheets
As of December 31, 2017, 2018 and 2019

ASSETS

	2017	2018	2019
Current Assets			
Cash	$2,405	$12,418	$12,964
Total current assets	2,405	12,418	12,964
Property and Equipment			
Equipment	5,190	13,629	13,629
Capitalized Software	-	-	114,087
	5,190	13,629	127,716
Accumulated depreciation & amortization	-	(1,363)	(28,079)
Total property and equipment	5,190	12,266	99,637
Total Assets	$ 7,595	$ 24,684	$ 112,601

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2018	2019
Current Liabilities			
Accounts payable	$0	$0	$0
Accrued liabilities	-	-	2,182
Total current liabilities	-	-	2,182
Stockholders' Equity			
Common stock, no par value, 844,992 shares issued and outstanding	-	-	6,075
Additional paid-in capital	71,437	167,391	162,279
Shared earnings obligations	-	-	165,000
Retained earnings	(63,842)	(142,707)	(222,935)
Total stockholders' equity	7,595	24,684	110,419
Total Liabilities and Stockholders' Equity	$7,595	$24,684	$112,601

Prepared by management; see accompanying notes

Tribe Pilot Inc.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2017, 2018, and 2019

	2017	2018	2019
Revenues	$5,000	$0	$71
Cost of revenue:			
Back-end costs	-	-	2,143
Customer acquisition costs	-	-	1,473
Total cost of revenue	-	-	3,616
Gross profit	5,000	-	(3,545)
Operating expenses:			
Salaries and benefits:			
Salaries and payroll taxes	-	-	-
Contractor fees	46,691	54,295	28,863
Total salaries and benefits	46,691	54,295	28,863
General & Administrative:			
Business promotion	7,515	8,591	2,503
Depreciation & Amortization		1,363	26,716
Dues & subscriptions	635	1,093	1,182
Office & miscellaneous	8,377	8,241	549
Professional fees	5,574	2,682	10,043
Rent & Facility	-	2,500	3,000
Software services	-	-	3,627
Taxes & Licenses	50	100	200
Total general & administrative	22,151	24,570	47,820
Total operating expenses	68,842	78,865	76,683
Net income	($63,842)	($78,865)	($80,228)

Prepared by management; see accompanying notes

Tribe Pilot Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2017, 2018, and 2019

	Common Stock		Additional	Shared Earnings	Retained Earnings	
	Shares	Amount	Paid-In Capital	Obligations	(Accumulated Deficit)	Total
Balance at inception	-	-	-	-	-	-
Paid-in capital			$71,437			$71,437
Net income (loss)					(63,842)	(63,842)
Balance at December 31, 2017	-	-	**71,437**	-	**(63,842)**	**7,595**
Paid-in capital			95,954			95,954
Net income (loss)					(78,865)	(78,865)
Balance at December 31, 2018	-	-	**167,391**	-	**(142,707)**	**24,684**
Common stock issuance	844,942	6,075	(5,112)			963
Shared earnings contributions				165,000		165,000
Net income (loss)					(80,228)	(80,228)
Balance at December 31, 2019	**844,942**	**$6,075**	**$162,279**	**$165,000**	**($222,935)**	**$110,419**

Prepared by management; see accompanying notes

Tribe Pilot Inc.
Statements of Cash Flows
For the Years Ended December 31, 2017, 2018 and 2019

	2017	2018	2019
Cash Flows from Operating Activities:			
Net income	($63,842)	($78,865)	($80,228)
Non-cash items included in net income			
Depreciation & Amortization	-	1,363	26,716
Changes in certain operating assets & liabilities			
Accrued liabilities			2,182
Cash (used) by operating activities	(63,842)	(77,502)	(51,330)
Cash Flows from Investing Activities:			
Purchase of property & equipment	(5,190)	(8,439)	(114,087)
Cash (used) by investing activities	(5,190)	(8,439)	(114,087)
Cash Flows from Financing Activities:			
Issuance of stock	-	-	6,075
Capital contributed	71,437	95,955	(5,112)
Cash contributed under shared earnings obligations			165,000
Cash provided by financing activities	71,437	95,955	165,963
Net increase (decrease) in cash	2,405	10,014	546
Cash, beginning of year	-	2,404	12,418
Cash, end of year	$ 2,405	$ 12,418	$ 12,964

Prepared by management; see accompanying notes

TRIBE PILOT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2019

NOTE 1. ORGANIZATION AND NATURE OF ACTIVITIES

Tribe Pilot, Inc. ("the Company") is a corporation formed under the laws of the State of Oregon. The Company derives revenue from a freemium software application downloaded by consumer users to a mobile device (an "app"). The app is designed, developed and coded in-house, and distributed via the Apple and Google Play stores. Users can make an in-app purchase to access specific software functions within the app. This revenue (less store commissions) is transmitted to the Company monthly and recorded as revenue as received (see Note 2).

In 2019, the Company conducted a small capital raise using a Shared Earnings Agreement (see Note 3). The proceeds paid for the salaries of the two key employees needed to take development of the Minimum Viable Product ("MVP") through to the point where sustained marketing and company growth efforts could be justified.

In 2020, the company will conduct a crowdfund offering to raise the operating and expansion capital needed to crossover to sustainability, again utilizing a form of Shared Earnings Agreement. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating and expansion capital.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Consumers make in-app purchases at the time and place of their choosing; purchase and delivery occur instantaneously at the store and mobile-device levels. The Apple and Google Play stores accrue in-app purchases and remit the total amount, less a 30% commission for the first customer year and 15% thereafter, on a monthly basis. We record these monthly payments as revenue when received. As of December 31, 2019, the Company had realized an immaterial amount of revenue.

Refunds and cancelled purchases

The Google Play store allows cancellations and refunds of a purchase within two (2) hours of the download. These transactions are netted out before payment to Tribe Pilot. Apple allows refund requests within 90 days. Management's experience suggests these events will be rare. Refunds are deducted before Apple and Google make their payments to Tribe Pilot.

Cost of Revenue

Cost of revenue includes backend hosting costs, user developer fees payable to Apple and Google, and app store commissions.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life.

Capitalized Software

We capitalized certain costs related to the development of the Tribe Pilot app. Costs incurred during the application development phase are capitalized only when we believe it is probable the development will result in new or additional functionality. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party developers working on these projects. Costs related to the preliminary project stage and post-implementation activities are expensed as incurred. Software development costs are amortized on a straight-line basis over the estimated useful life of the asset, which ranges from two to five years. When software that was previously capitalized is abandoned, the cost less the accumulated amortization, if any, is recorded as amortization expense. Fully amortized capitalized internal-use software costs are removed from their respective accounts.

Subsequent Events

Management considered events subsequent to the end of the period but before March 23, the date the financial statements were issued. The World Health Organization declared the outbreak of

COVID-19 a Public Health Emergency of International Concern ("pandemic") on January 30, 2020. While it lasts, COVID-19 will slow economic activity. The slowdown will directly impact Tribe Pilot, its users, markets and potential investors.

NOTE 3. SHARED EARNINGS OBLIGATIONS

The Company has executed Shared Earnings Agreements ("SEA's") with certain investors. An SEA is a relatively new financing vehicle for start-up enterprises that contains elements of both equity and debt. Payments to investors are deferred until certain threshold events related to profitability have occurred. Once started, payments are equal to 30% of the Company's net income, as defined by the agreements. Annual payments continue until total payments to the investor reach 2.5 times the amount originally invested; at that point, the obligation is redeemed and payments cease. Each annual payment is comprised of a fixed ratio of return of capital and capital gain. Payments are treated by both the Company and the investors as payments in redemption of the Investor's interest in the Company.

NOTE 4. INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the State of Oregon. The Company has recorded a net operating loss each year since its inception. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after 20 years have passed. Net operating losses incurred after January 1, 2018 are subject to an unlimited carryforward period.

NOTE 5. EQUITY BASED COMPENSATION

In 2019, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 50% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2019, options issued, available, and exercised were as follows:

	Number
Vested options outstanding	48,356
Unvested options outstanding	78,963
Cancelled options	14,625
Total options granted	**141,944**